UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 1-3863
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Harris Corporation Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919

HARRIS CORPORATION
RETIREMENT PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2018 and 2017
and for the Year Ended December 31, 2018

HARRIS CORPORATION RETIREMENT PLAN
December 31, 2018 and 2017 and for the year ended December 31, 2018
Table of Contents

Report of Independent Registered Certified Public Accounting Firm	1

Report of Independent Registered Certified Public Accounting Firm	2

Audited Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to the Financial Statements	5

Supplemental Information:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	12

Signature	41

Exhibit:

23.1 Consent of Independent Registered Certified Public Accounting Firm	42

23.2 Consent of Independent Registered Certified Public Accounting Firm	43
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
To the Participants and Employee Benefits Committee of the Harris Corporation Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Harris Corporation Retirement Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2019.

/s/ Buchbinder Tunick & Company LLP
Bethesda, MD
June 25, 2019

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Harris Corporation Employee Benefits Committee of
the Harris Corporation Retirement Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Harris Corporation
Retirement Plan (the “Plan”) as of December 31, 2017, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ Carr, Riggs & Ingram, LLC
Clearwater, Florida
June 28, 2018

HARRIS CORPORATION RETIREMENT PLAN
Statements of Net Assets Available for Benefits

	December 31, 2018	December 31, 2017
ASSETS
Investments at fair value:
Interest bearing cash	$13,269,796	$21,776,479
Preferred stocks	10,147,232	7,941,595
Brokerage window account	37,088,717	31,944,710
Corporate bonds & debentures	1,742,905	1,734,403
Partnership interests	265,490	244,513
Common stocks	1,294,021,719	1,368,338,581
Registered investment companies	4,352,740	171,010,952
Common/collective trust funds	3,702,633,013	4,041,369,625

Total investments at fair value	5,063,521,612	5,644,360,858

Investments at contract value:
Synthetic guaranteed investment contracts	1,092,167,097	1,039,241,263

Receivables:
Accrued interest and dividends	1,330,926	1,312,460
Participant contributions receivable	6,660,916	6,250,380
Employer matching contributions receivable	3,017,582	2,871,716
Notes receivable from participants	54,967,712	55,994,836
Due from broker for securities sold	2,352,926	12,820,957

Total receivables	68,330,062	79,250,349

Total assets	6,224,018,771	6,762,852,470
LIABILITIES
Accrued administrative expenses	1,985,967	989,500
Due to broker for securities purchased	1,225,124	3,256,713

Total liabilities	3,211,091	4,246,213

Net assets available for benefits	$6,220,807,680	$6,758,606,257

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2018

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(288,196,669)
Net appreciation in contract value of investments	15,146,933
Dividends	23,800,156

Total	(249,249,580)
Contributions:
Participant rollovers	24,754,548
Employer matching	9,924,228
Employer matching (in-kind benefit)	72,004,684

Participant (other than rollovers)	168,179,976

Total contributions	274,863,436
Interest on notes receivable from participants	2,756,652

Total additions	28,370,508

Deductions from net assets attributed to:
Benefits paid to participants	554,792,870
Administrative expenses	11,376,215

Total deductions	566,169,085

Net change in plan assets available for benefits	(537,798,577)
Net assets available for benefits:
Beginning of year	6,758,606,257

End of year	$6,220,807,680

The accompanying notes are an integral part of these financial statements.

HARRIS CORPORATION RETIREMENT PLAN
Notes to the Financial Statements
December 31, 2018 and 2017
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Harris Corporation Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General — The Plan is a defined contribution plan with a 401(k) feature covering eligible employees of Harris Corporation and certain of its subsidiaries (collectively, the “Company” or “Employer”) as defined in the Plan document. The Plan Administrator is the Harris Corporation Employee Benefits Committee comprised of persons appointed by Harris Corporation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

B.
Contributions — Participants may contribute a percentage of eligible compensation, as defined in the Plan document and subject to Internal Revenue Code (the “Code”) limitations, on a pre-tax and/or an after-tax basis. After-tax contributions may be made either on a regular after-tax basis or on a designated Roth after-tax basis. Participants age 50 and older by the end of the calendar year can contribute an additional amount above the annual pre-tax/designated Roth after-tax limitation, as defined in the Plan document and subject to Code limitations. The Company matches up to 100% of pre-tax and after-tax contributions subject to a limit of 6% (5% for a participant who is accruing a benefit under the Company’s defined benefit pension plan) of eligible compensation for any eligible employee who has completed one year of service with the Company. Special matching rules apply to participants who are subject to a collective bargaining agreement. Company matching contributions generally are made to the Plan in the form of Employer stock, except for participants who are subject to a collective bargaining agreement. Full-time regular participants who are not subject to a collective bargaining agreement and who make no election with respect to their contribution percentage are deemed to have elected deferment of 6% of eligible compensation on a pre-tax basis. The Company may make discretionary profit sharing contributions to the Plan in an amount determined by the Company, allocated to eligible participants based on eligible compensation as defined in the Plan document. For the year ended December 31, 2018, no profit sharing contributions were made. Additional Company contributions may be made on behalf of participants who are subject to a collective bargaining agreement or to satisfy, in part, the Company’s obligations to certain participants under wage determination or similar laws. In addition, participants may rollover amounts to the Plan from other qualified retirement plans or certain individual retirement accounts (“IRAs”).

C.
Payments of Benefits — Prior to termination of employment, a participant may withdraw all or any portion of his or her regular after-tax account balance or rollover account balance. A participant may also receive a distribution while employed for financial hardship, as defined in the Plan document, after attainment of age 59 1/2 or in certain cases, in connection with active military duty. Upon retirement or other termination of employment, a participant may elect to receive either a lump-sum amount equal to all or a portion of the participant’s vested account, or installments of his or her vested account over a future period. Alternatively, a participant generally will be eligible to rollover his or her vested account to an eligible retirement plan or IRA. In addition, certain other distribution options applicable to assets merged into the Plan have been preserved, as legally required.

D.
Participant Loans — The participant loan program permits participants to borrow against their pre-tax, regular after-tax, qualified non-elective, designated Roth after-tax and rollover accounts. A participant may borrow in increments of $100 from a minimum of $500 to a maximum of 50% of the vested portion of the participant’s account or $50,000 whichever is lower, within certain limitations established by the Plan document. Payback periods range from one to five years unless the loan is to be used for the purchase of a principal residence, in which case the payback period generally may not exceed ten years. Interest rates are established by the Plan Administrator based on market rates. Loans are paid back ratably through payroll deductions (or, if the participant is not receiving paychecks, then they are paid back by personal, certified or cashier’s check, money order or electronic transfer). The outstanding loans have been established as a separate fund.

E.
Participant Accounts — Each participant’s account is credited with the participant’s contributions, including the contribution, if any, in respect of the participant’s election under the Company’s Performance Reward Plan (or similar plan), and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

F.
Vesting — Participants are immediately vested in their pre-tax, regular after-tax, designated Roth after-tax, qualified non-elective and rollover contributions plus earnings thereon. Participants also are immediately vested in Company contributions other than Employer matching and any profit sharing contributions, plus earnings thereon. Vesting in the Employer matching and any profit sharing contributions, plus earnings thereon, is based on years of service, as defined in the Plan document. A participant is 100% vested after four years of service, based on the following schedule.

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	25%
2 years	50%
3 years	75%
4 years	100%
However, certain vesting schedules applicable to assets merged into the Plan have been preserved, as legally required, and may result in the vesting of Employer matching and any profit sharing contributions, plus earnings thereon, more quickly than described above. In addition, in the event of a disposition by the Company of a business or substantially all of the assets of a business, the participants impacted by such disposition may in certain circumstances become 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon.

A participant also becomes 100% vested in Employer matching and any profit sharing contributions, plus earnings thereon, upon his or her termination of employment after attaining age 55 or on account of his or her death or disability (as defined in the Plan document), or if a participant dies while on leave of absence due to qualified military service.

In addition, special vesting applies to certain participants in the Plan who are subject to a collective bargaining agreement. Certain of such participants are immediately vested in their Employer matching and any profit sharing contributions, plus earnings thereon, and others become vested in their Employer matching and any profit sharing contributions, plus earnings thereon, as follows:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

G.
Forfeitures — A terminated participant who is not 100% vested will forfeit the non-vested portion of the Company’s contributions plus earnings thereon unless the participant returns to employment within five years. The forfeited contributions are used first, to restore the accounts of recently located missing participants, as defined in the Plan document; next, to restore the accounts of participants who are reemployed prior to incurring a break in service of five consecutive years; next, to fund any Company contributions to be allocated to participants who are reemployed after a period of qualified military service, as defined in the Plan document; and finally, to reduce future contributions to the Plan by the Company. Forfeited amounts included in Plan assets at December 31, 2018 and 2017 were $53,311 and $584,461, respectively. For the year ended December 31, 2018, Company contributions to the Plan were reduced by $1,637,242 from forfeited non-vested accounts.

H.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

I.
Investment Options — Upon enrollment in the Plan, a participant may direct Company and participant contributions into any of several investment options (including the Harris Stock Fund) and/or a brokerage window account. A participant may transfer amounts from other investment options into the Harris Stock Fund, provided that no transfer shall cause more than 20% of a participant’s account to be invested in the Harris Stock Fund. Notwithstanding the foregoing, effective February 9, 2018, a participant generally may elect to invest in the Harris Stock Fund up to 100% of newly made Company matching contributions for his or her benefit. The Harris Stock Fund has been designated as an “employee stock ownership plan,” which means that the Company is entitled to a deduction for dividends paid on shares held in the Harris Stock Fund. Any such dividends are 100% vested and participants are permitted to elect that such dividends either be maintained in the Plan and reinvested in the Harris Stock Fund or paid from the Plan in cash to the participant.

The investment options are described in detail in the Plan’s “Summary Plan Description,” which is available to all participants. In the event no investment option is selected by a participant, the default investment option for contributions is the LifeCycle Fund that is age-appropriate for the participant. Elections to change investment options can be made daily; however, amounts in the Stable Value Fund cannot be transferred directly to the Money Market Fund. Investments are governed by certain limitations described in the Plan document and the “Summary Plan Description.”
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accounting records of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments and Income Recognition — Investments are stated at fair value, except for fully‑benefit responsive investments, which are stated at contract value. For investments stated at fair value, quoted market prices are used, when available, to value investments. Investments for which quoted market prices are not available are stated at fair values as reported by the Trustee or investee company. See Note 6 — Financial Instruments for further information on the valuation of investments. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan’s gains and losses on investments.
Notes Receivable from Participants — Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded upon the participant’s eligibility for a Plan distribution.
Payment of Benefits — Benefits to participants or their beneficiaries are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts, disclosures, and schedules. Accordingly, actual results may differ from those estimates.
Administrative Expenses — Unless otherwise elected by the Company, all reasonable charges and expenses incurred in connection with the administration of the Plan are paid by the Trustee from the assets of the trust.

New Accounting Standards — In January 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Financial Instruments-Overall (Subtopic 825-10). ASU No. 2017-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2017-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2017-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018. Management is currently evaluating the impact of ASU No. 2017-01 on the Plan’s financial statements.
In August 2018, FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820). The updated guidance improves the disclosure requirements on fair value measurements. The updated guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for any removed or modified disclosures. The Plan is currently assessing the timing and impact of adopting the updated provisions.
NOTE 3 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of common stock of Harris Corporation and balances in common/collective trust funds that are managed by Northern Trust. Harris Corporation is the Plan sponsor and Northern Trust is the Trustee of the Plan, therefore, these transactions qualified as exempt party-in-interest transactions under the provisions of ERISA.

The Plan’s investments in Harris Corporation common stock (included with other common stock) and in common/collective trust funds managed by Northern Trust (included with other common/collective trust funds) were as follows:

	December 31, 2018		December 31, 2017
	Shares	Fair Value	Shares	Fair Value
Common stock
Harris Corporation common stock	2119111	$285,338,296	2188718	$310,031,905
Common/collective trust funds
NT Collective Aggregate Bond Index Fund — Non Lending	1378876	193,704,488	2831284	397,625,424
NT Collective Extended Equity Index Fund — Non Lending	834755	239,567,863	770622	244,322,474
NT Collective Russell 1000 Index Fund — Non Lending	—	—	5153887	153,508,527
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	66635	583,266,636	67421	617,346,104
NTGI Collective Govt STIF Registered	7898705	7,898,705	97430831	97,430,831
During 2018, the Plan made the following purchases and sales of related party investments:

	Purchases	Sales
Common stock
Harris Corporation common stock	$28,723,759	$105,919,797
Common/collective trust funds
NT Collective Russell 1000 Index Fund — Non Lending	—	153,511,677
NT Collective Extended Equity Index Fund — Non Lending	53,904,497	31,236,064
NT Collective S&P 500 Index Fund-DC-Non Lending (Tier J)	73,433,672	79,032,001
NT Collective Aggregate Bond Index Fund — Non Lending (Tier J)	24,841,110	228,671,576
NTGI Collective Govt STIF Registered	*	*

*	Activity in this fund represents overnight interest bearing deposits (sweeps) of otherwise un-invested daily cash.

NOTE 4 — INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 23, 2017 stating that the Plan is qualified under Section 401(a) of the Code and the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan’s sponsor and the Plan’s tax counsel believe the Plan, as amended, is qualified and the related trust is exempt from taxation.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits of the Plan in progress for any tax periods.
NOTE 5 — CREDIT RISKS AND UNCERTAINTIES
Cash amounts at the Trustee may exceed the federally insured limit from time to time. The Plan provides for investments in various investment securities, which, in general, are exposed to certain risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 6 — FINANCIAL INSTRUMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal market (or most advantageous market, in the absence of a principal market) for the asset or liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). A three-level fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•
Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•
Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques for which some or all significant assumptions are not observable.

The following section describes the valuation methodologies the Plan uses to measure financial assets at fair value.
In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets which include interest bearing cash, common stocks, corporate bonds and debentures, partnership interests, the brokerage window account and registered investment companies. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable either directly or indirectly. These assets are included in Level 2 and consist of preferred stocks. Assets for which fair value is determined by management using assumptions that market participants would use in pricing assets are included in Level 3. As of December 31, 2018 and 2017, there were no Level 3 assets held by the Plan.
Common/collective trust funds share the common goal of first growing then later preserving principal and contain a mix of U.S. stocks, U.S. issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per unit calculated by the investment’s issuer utilizing quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services and dealer quotes. Net assest values (NAV) are reported by the funds and are supported by the underlying share prices of actual purchases and sale transactions occurring as of or close to the financial statement date. Assets measured at net asset value are exempt from the fair value hierarchy.
Assets Measured at Fair Value on a Recurring Basis
Assets measured at fair value on a recurring basis at December 31, 2018 are as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$13,269,796	$—	$ —	$13,269,796
Preferred stocks	—	10,147,232	—	10,147,232
Brokerage window account	37,088,717	—	—	37,088,717
Corporate bonds & debentures	1,742,905	—	—	1,742,905
Partnership interests	265,490	—	—	265,490
Common stocks	1,294,021,719	—	—	1,294,021,719
Registered investment companies	4,352,740	—	—	4,352,740

Total Assets in the Fair Value Hierarchy	$1,350,741,367	$10,147,232	$ —	$1,360,888,599
Investments measured at NAV				$3,702,633,013
Total Investments at Fair Value				$5,063,521,612

Assets measured at fair value on a recurring basis at December 31, 2017 were as follows:

	Level 1	Level 2	Level 3	Total
Assets
Interest bearing cash	$21,776,479	$—	$ —	$21,776,479
Preferred stocks	—	7,941,595	—	7,941,595
Brokerage window account	31,944,710	—	—	31,944,710
Corporate bonds & debentures	1,734,403	—	—	1,734,403
Partnership interests	244,513	—	—	244,513
Common stocks	1,368,338,581	—	—	1,368,338,581
Registered investment companies	171,010,952	—	—	171,010,952

Total Assets in the Fair Value Hierarchy	$1,595,049,638	$7,941,595	$ —	$1,602,991,233
Investments measured at NAV				$4,041,369,625
Total Investments at Fair Value				$5,644,360,858

NOTE 7 — SYNTHETIC GUARANTEED INVESTMENT CONTRACTS
During 2018 and 2017, the Plan held fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”) in its Stable Value Fund (the “Fund”) which are stated at contract value. A corresponding contract wrapper with the issuer of the synthetic GICs was also held in order to provide a variable rate of return on the cost of the investment. The interest crediting rate of synthetic GICs is based on the contract value, and the fair value, duration and yield to maturity of the portfolio of bonds underlying the synthetic GICs. The interest crediting rate is reset quarterly. The minimum crediting rate is zero percent.
The interest crediting rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

The primary variables impacting the future interest crediting rates of synthetic GICs include the current yield of the assets underlying the contract, the duration of the assets underlying the contract and the existing difference between the fair value and contract value of the assets underlying the contract.
Synthetic GICs generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment. Such events include but are not limited to the following: material amendments to the Plan or in the administration of the Fund; changes to the Plan’s competing investment options including the elimination of equity wash provisions; complete or partial termination of the Plan; the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; the redemption of all or a portion of the interests in the Fund held by the Plan at the direction of the Plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan; any change in law, regulation, ruling, administrative or judicial position or accounting requirement, applicable to the Fund or the Plan; or the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.
At this time, the Plan does not believe that the occurrence of any such market value adjustment-triggering event, which would limit the Plan’s ability to transact at contract value with participants, has occurred or is probable.
If the Plan defaults in its obligations under any synthetic GIC (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination. With the exception of this circumstance, termination of the contract by the issuer would be settled at contract value.

NOTE 8 — RECONCILIATION OF PLAN FINANCIAL STATEMENTS TO THE FORM 5500
Form 5500 requires the recording of a liability for benefit amounts processed prior to year-end but not yet paid and requires fully benefit-responsive contracts to be reported at fair value. These requirements conflict with U.S. GAAP and the presentation of such amounts in the financial statements where they remain as part of net assets available for benefits and are stated at contract value, respectively.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2018	December 31, 2017
Net assets available for benefits per the financial statements	$6,220,807,680	$6,758,606,257
Benefits due to participants	(532,546)	(1,038,839)
Adjustment to fair value from contract value for fully benefit-responsive investment contracts	(10,417,890)	4,729,043

Net assets available for benefits per the Form 5500	$6,209,857,244	$6,762,296,461

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2018:

Benefits paid to participants per the financial statements	$554,792,870
Add: benefits due but unpaid at December 31, 2018	532,546
Less: benefits due but unpaid at December 31, 2017	(1,038,839)

Total benefit payments, corrective distributions and deemed distributions per the Form 5500	$554,286,577

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2018:

Net change in Plan assets per the financial statements	$(537,798,577)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2017	(4,729,043)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2018	(10,417,890)
Benefits due but unpaid at December 31, 2018	(532,546)
Benefits due but unpaid at December 31, 2017	1,038,839

Net income and transfers in per the Form 5500	$(552,439,217)

NOTE 9 - SUBSEQUENT EVENTS

On April 4, 2019, the Company and L3 Technologies, Inc. (“L3”) announced that, at their respective special meetings of stockholders, the Company’s and L3’s stockholders voted to approve all stockholder proposals necessary to complete the merger to create L3Harris Technologies, Inc., as contemplated under the Agreement and Plan of Merger, dated as of October 12, 2018, among the Company, L3 and Leopard Merger Sub Inc. The merger is expected to close in mid-calendar year 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals. The Plan Administrator anticipates that, at some point following completion of the merger, the L3 Technologies Master Savings Plan will be merged with and into the Plan. In such case, the assets of the L3 Technologies Master Savings Plan will be transferred from the trustee of the L3 Technologies Master Savings Plan to the Trustee of the Plan.

SUPPLEMENTAL INFORMATION
Harris Corporation Retirement Plan
E.I.N. 34-0276860
Plan Number 015
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value

Value of Interest in Interest Bearing Cash
	United States dollar	13269796		$13,269,796
	Total Value of Interest in Interest Bearing Cash			$13,269,796

Value of Interest in Preferred Stocks
	AIRBNB INC SERIES D CVT PFD STOCK TROWE PRICE ONLY	5079		$620,344

	BECTON DICKINSON & CO DEP SHS REPSTG 1/20TH INT MANDATORY CONV PFD SER A	47265		2,725,773

	DTE ENERGY CO CORPORATE UNIT	12887		665,742

	NEXTERA ENERGY INC CORPORATE UNIT	49642		2,861,365

	PVTPL AIRBNB INC SER E CVT PFD STK T-ROWE	2468		229,757

	PVTPL MAGIC LEAP INC PP SERIES C CVT PFD STOCK T-ROWE PRICE ONLY	10325		237,816

	PVTPL MAGIC LEAP INC SR D CVT PFD STKT-ROWE PRICE ONLY	4837		130,599

	PVTPL UBER TECHNOLOGIES INC SER G CVTPFD STK T-ROWE	4873		237,667

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PVTPL UBER TECHNOLOGIES SERIES A CVTPFD STOCK T-ROWE PRICE ONLY	25		824

	PVTPL UBER TECHNOLOGIES SERIES B CVTPFD STOCK T-ROWE PRICE ONLY	67		2,209

	PVTPL UBER TECHNOLOGIES SERIES C-1 CVT PFD STOCK T-ROWE PRICE ONLY	18		593

	PVTPL UBER TECHNOLOGIES SERIES C-2 CVT PFD STOCK T-ROWE PRICE ONLY	14		462

	PVTPL UBER TECHNOLOGIES SERIES D CVTPFD STOCK T-ROWE PRICE ONLY	16		528

	PVTPL UBER TECHNOLOGIES SERIES E CVTPFD STOCK T-ROWE PRICE ONLY	9		297

	PVTPL UBER TECHNOLOGIES SERIES G-1 CONVERTIBLE PREFERRED T-ROWE PRICE ONLY	39		1,902

	PVTPL UBER TECHNOLOGIES SERIES SEED CONVERTIBLE PREFERRED T-ROWE PRICE ONLY	64

	SEMPRA ENERGY MANDATORY PFD CONV SER B 6.75%	5098		491,651

	SEMPRA ENERGY PFD CONV SER A	17246		1,640,267

	UBER TECHNOLOGIES INC SER E PFD STK-TROWE PRICE ONLY	8924		297,326
	Total Value of Interest in Preferred Stocks			$10,147,232

	Value of Interest in Common Stocks
	5TH 3RD BANCORP COM	171900		$4,044,807

	ABIOMED INC COM	3700		1,202,648

	ACI WORLDWIDE INC COM STK	36071		998,085

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ACTIVISION BLIZZARD INC COM STK	91600		4,265,812

	ADIENT PLC LTD COM	22754		342,675

	ADOBE SYS INC COM	33600		7,601,664

	ADR ALIBABA GROUP HOLDING LTD SPONSORED ADS	123379		16,911,560

	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)	10891		1,694,857

	ADR GLAXOSMITHKLINE PLC SPONSORED ADR	28600		1,092,806

	ADR TENCENT HLDGS LTD ADR	251091		9,910,562

	AERIE PHARMACEUTICALS INC COM	9374		338,401

	AIR TRANS SVCS GROUP INC COM STK	9208		210,034

	AKZO NOBEL NV EUR2	6774		545,156

	ALASKA AIR GROUP INC COM	32100		1,953,285

	ALBANY INTL CORP NEW CL A	48514		3,028,729

	ALEXION PHARMACEUTICALS INC COM	48841		4,755,160

	ALIGN TECHNOLOGY INC COM	15300		3,204,279

	ALPHABET INC CAPITAL STOCK CL A	27115		28,334,090

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ALPHABET INC CAPITAL STOCK CL C	10875		11,262,259

	AMAZON INC COM	31739		47,671,026

	AMEDISYS INC COM	7265		850,804

	AMERICAN EAGLE OUTFITTERS INC NEW COM	31217		603,425

	AMERICAN INTERNATIONAL GROUP INC COM	99607		3,925,512

	AMERICAN WTR WKS CO INC NEW COM	22000		1,996,940

	AMERICOLD RLTY TR COM	31501		804,536

	AMERIPRISE FINL INC COM	5100		532,287

	AMERISAFE INC COM	9058		513,498

	AMICUS THERAPEUTICS INC COM	39494		378,353

	AMN HEALTHCARE SVCS INC COM	15760		892,962

	ANTHEM INC COM	45595		11,974,615

	APACHE CORP COM	47735		1,253,044

	APPLE INC COM STK	41639		6,568,136

	APPLIED MATERIALS INC COM	48400		1,584,616

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	APTIV PLC COM USD	76823		4,729,992

	ARCHER-DANIELS-MIDLAND CO COM	37900		1,552,763

	ARENA PHAMACEUTICALS INC COM NEW	8293		323,012

	ARES CAP CORP COM	84252		1,312,646

	ARRAY BIOPHARMA INC COM	37490		534,233

	ASGN NCORPORATED COMN STK USD0.01	19491		1,062,260

	ASSURANT INC COM	20486		1,832,268

	AT HOME GROUP INC COM	33965		633,787

	AT&T INC COM	51775		1,477,659

	ATLASSIAN CORPORATION PLC COM USD0.1 CL A	18600		1,655,028

	BANK NEW YORK MELLON CORP COM STK	46900		2,207,583

	BANK OF AMERICA CORP	10064		247,977

	BARINGS BDC INC COM	89903		810,026

	BEACON ROOFING SUPPLY INC COM	16004		507,647

	BECTON DICKINSON & CO COM	44196		9,958,243

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	BIOMARIN PHARMACEUTICAL INC COM ISIN CH0008107010	30750		2,618,363

	BLOOMIN BRANDS INC COM	41727		746,496

	BLUEPRINT MEDICINES CORP COM	7237		390,147

	BOEING CO COM	85046		27,427,335

	BOINGO WIRELESS INC COM STK	30163		620,453

	BOISE CASCADE CO COM	10647		253,931

	BOOKING HLDGS INC COM	6485		11,169,894

	BRIGHSPHERE INVESTMENT GROUP PLC	25732		274,818

	BRIGHTHOUSE FINL INC COM	53563		1,632,600

	BRINKS CO COM	14922		964,707

	BRISTOL MYERS SQUIBB CO COM	39100		2,032,418

	CABOT MICROELECTRONICS CORP COM	1425		135,874

	CACI INTL INC CL A	5225		752,557

	CARDLYTICS INC COM	18821		203,831

	CATALENT INC COM	11101		346,129

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	CENTENE CORP DEL COM	22880		2,638,064

	CENTRAL PAC FINL CORP COM NEW	29730		723,926

	CENTURY CASINOS INC COM	39899		294,854

	CENTURYLINK INC COM	38675		585,926

	CF INDS HLDGS INC COM	71200		3,097,912

	CHEESECAKE FACTORY INC COM	10728		466,775

	CHEVRON CORP COM	27778		3,021,969

	CHILDRENS PL INC NEW COM	8596		774,414

	CHUBB LTD ORD CHF24.15	42670		5,512,111

	CIGNA CORP NEW COM	63155		11,994,398

	CIRCOR INTL INC COM	14076		299,819

	CISCO SYSTEMS INC	122000		5,286,260

	CITIGROUP INC COM NEW	46400		2,415,584

	CLOVIS ONCOLOGY INC	13569		243,699

	COMCAST CORP NEW-CL A	101213		3,446,303

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	COML METALS CO COM	34972		560,251

	COMPASS MINERALS INTL INC COM	12614		525,878

	CONAGRA BRANDS INC COM USD5	72267		1,543,623

	CONSOLIDATED TOMOKA LD CO COM STK	3433		180,233

	CORE-MARK HLDG CO INC COM	40862		950,042

	CORNERSTONE ONDEMAND INC COM	9035		455,635

	COSTAR GROUP INC COM	13617		4,593,559

	COTY INC COM CL A	59407		389,710

	CRA INTL INC COM	15539		661,184

	CRAY INC COM NEW STK	23229		501,514

	CTS CORP COM	32062		830,085

	CURTISS WRIGHT CORP COM	8080		825,130

	CVS HEALTH CORP COM	47727		3,127,073

	DANA INC COM	53752		732,640

	DEL TACO RESTAURANTS INC NEW COM USD0.0001	21613		215,914

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	DELTA AIR LINES INC DEL COM NEW	29300		1,462,070

	DENNYS CORP COM	93627		1,517,694

	DERMIRA INC COM	14166		101,854

	DESIGNER BRANDS 2W19AW2 04-02-2019	52271		1,291,094

	DICKS SPORTING GOODS INC OC-OM	23465		732,108

	DOLLAR GEN CORP NEW COM	50700		5,479,656

	DOWDUPONT INC COM USD0.01	127890		6,839,557

	DRIL-QUIP INC COM	7505		225,375

	DUKE ENERGY CORP NEW COM	21800		1,881,340

	EAGLE MATLS INC	19641		1,198,690

	EASTGROUP PPTYS INC REIT	11864		1,088,285

	ECHOSTAR CORPORATION	67231		2,468,722

	EDISON INTL COM	38867		2,206,480

	EDWARDS LIFESCIENCES CORP COM	36100		5,529,437

	ELDORADO RESORTS INC COM USD0.00001	21510		778,877

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ELI LILLY & CO COM	39500		4,570,940

	EMCOR GROUP INC COM	15382		918,152

	EMERGENT BIOSOLUTIONS INC COM	6856		406,424

	EMERSON ELECTRIC CO COM	30800		1,840,300

	ENPRO INDS INC COM	11662		700,886

	ENTEGRIS INC COM	39312		1,096,608

	ENVESTNET INC COM STK	20818		1,024,037

	EPIZYME INC COM	25455		156,803

	EQT CORP COM	9380		177,188

	EQTY RESDNTL EFF 5/15/02	44800		2,957,248

	EQUITRANS MIDSTREAM CORP COM NPV WI	18564		371,651

	ESSENIAL PROPERTIES REALTY TR INC USD0.01	108545		1,502,263

	ETSY INC	16785		798,462

	EVERBRIDGE INC COM	6659		377,965

	EVERGY INC COM NPV	28700		1,629,299

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	EVO PMTS INC CL A COM	32116		792,302

	EXLSERVICE COM INC COM STK	16999		894,487

	EXTENDED STAY AMER INC PAIRED SHS COMPRISED 1 COM 1 CL B COM	192075		2,977,163

	EXXON MOBIL CORP COM	112926		7,700,424

	FACEBOOK INC COM USD0.000006 CL ‘A’	152198		19,951,636

	FEDERAL SIGNAL CORP COM	47218		939,638

	FIBROGEN INC COM	10626		491,771

	FIDELITY NATL INFORMATION SVCS INC COM STK	14192		1,455,390

	FIRSTCASH INC COM	12874		931,434

	FIVE BELOW INC COM USD0.01	8627		882,715

	FLOOR & DECOR HLDGS INC CL A	79400		2,056,460

	FLOWSERVE CORP COM	5248		199,529

	FORTIVE CORP COMMON STOCK	26442		1,789,066

	FRKLN RES INC COM	93432		2,771,193

	GI THERAPEUTICS IN COM	4447		85,160

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	GCI LIBERTY INC COM NPV CL A	32179		1,324,488

	GENERAC HLDGS INC CO STK	20127		1,000,312

	GENERAL HLDGS INC COM STK	20127		1,000,312

	GENERAL ELECTRIC CO	241200		1,825,884

	GILEAD SCIENCES INC	61500		3,846,825

	GLAXOSMITHKLINE ORD GBP0.25	112977		2,145,651

	GLOBAL BLOOD THERAPEUTICS INC COM	9350		383,818

	GLOBAL PMTS INC COM	44328		4,571,547

	GRANITE CONST INC COM	16969		683,511

	GREIF INC	7255		269,233

	*HARRIS CORP. COMMON STOCK 1 PAR	2119111		285,338,296

	HCA HEALTHCARE INC COM	55335		6,886,441

	HEALTHCARE SVCS GROUP INC COM	22965		922,734

	HEALTHEQUITY INC COM	10710		638,852

	HESS CORP COM STK	62900		2,547,450

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	HEWLETT PACKARD ENTERPRISE CO COM	43400		573,314

	HILL-ROM HLDGS INC COM STK	8379		741,960

	HILTON WORLDWIDE HLDGS INC COM NEW	60240		4,325,232

	HOME BANCSHARES INC COM	46350		757,359

	HONEYWELL INTL INC COM STK	15864		2,095,952

	HOULIHAN LOKEY INC CL A CLA	20158		741,814

	HOWARD BANCORP INC COM	25131		359,373

	HUB GROUP INC CL A	19386		718,639

	HUBSPOT INC COM	4995		628,021

	HUDSON LTD	106031		1,818,432

	HUDSON PACIFIC PROPERTIES INC COM	14521		421,980

	HUMANA INC COM	11725		3,358,978

	IAC / INTERACTIVECORP COM PAR $.001 STK	10900		1,995,136

	ILL TOOL WKS INC COM	3507		444,302

	ILLUMINA INC COM	18550		5,563,702

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	IMMUNOGEN INC COM	40491		194,357

	IMMUNOMEDICS INC COM	25707		366,839

	INSMED INC COM PAR $.01	23680		310,682

	INTEGRATED DEVICE CASH MERGER 04-01-2019	3552		172,023

	INTERCEPT PHARMACEUTICALS INC COM	2604		262,457

	INTERCONTINENTAL EXCHANGE INC COM	52550		3,958,592

	INTL PAPER CO COM	71396		2,881,543

	INTUIT COM	37016		7,286,600

	INTUITIVE SURGICAL INC COM NEW STK	20198		9,673,226

	IROBOT CORP COM	8772		734,567

	J2 GLOBAL INC COM	17574		1,219,284

	JACK IN THE BOX INC COM	6412		497,764

	JOHN BEAN TECHNOLOGIES CORP COM STK	11254		808,150

	JOHNSON & JOHNSON COM USD1	50700		6,542,835

	JOHNSON CTLS INTL PLC COM USD0.01	151581		4,494,377

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	JPMORGAN CHASE & CO COM	111124		10,847,925

	KADANT INC COM	18806		1,531,937

	KELLOGG CO COM USD0.25	11900		678,419

	KEMPER CORP DEL COM	11284		749,032

	KEYCORP NEW COM	72435		1,070,589

	KIMBERLY-CLARK CORP COM	47200		5,377,968

	KOHLS CORP COM	24700		1,638,598

	KORN FERRY COM	5306		209,799

	KS CY SOUTHN	20041		1,912,913

	L BRANDS INC COM	50200		1,288,634

	LAS VEGAS SANDS CORP COM STK	103954		5,410,806

	LIFETIME BRANDS INC COM	17683		177,360

	LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK	3439		466,672

	LINDSAY CORPORATION COM	5254		505,698

	LIVANOVA PLC ORD GBP1.00 (DI)	5234		478,754

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	LOEWS CORP COM	79742		3,629,856

	LORAL SPACE & COMMUNICATIONS INC COM	27496		1,024,226

	LOXO ONCOLOGY CASH MERGER 02-19-2019	18271		2,559,219

	LUMENTUM HLDGS INC COM	19214		807,180

	LYDALL INC COM	6711		136,300

	MACROGENICS INC COM	3669		46,596

	MAGELLAN HEALTH INC COM NEW	14701		836,340

	MARRIOTT VACATIONS WORLDWIDE CORP COM	6670		470,302

	MARSH & MCLENNAN CO’S INC COM	16200		1,291,950

	MATCH GROUP INC COM	68200		2,916,914

	MATTEL INC COM STOCK 1.00 PAR	127700		1,275,723

	MATTHEWS INTL CORP CL A	13047		529,969

	MAXIM INTEGRATED PRODS INC COM	42732		2,172,922

	MAXIMUS INC COM	28467		1,852,917

	MB FINL INC CASH AND STOCK MERGER 2320433 FIFTH THIRD 03-22-2019	17024		674,661

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MC DONALDS CORP COM	15202		2,699,419

	MCGRATH RENTCORP COM	38831		1,999,020

	MEDIDATA SOLUTIONS INC COM	16215		1,093,215

	MEDPACE HLDGS INC COM	13158		696,453

	MEDTRONIC PLC COMMON STOCK	50809		4,621,587

	MERCK & CO INC NEW COM	56700		4,332,447

	MERIT MED SYS INC COM	20050		1,118,991

	METLIFE INC COM STK USD0.01	106100		4,356,466

	MFA FINL INC	216823		1,448,378

	MGIC INVT CORP WIS COM	32413		339,040

	MICROSOFT CORP COM	333614		33,839,467

	MINERALS TECHNOLOGIES INC COM	12254		629,120

	MLP STAR GROUP L P	69370		647,916

	MOELIS & CO CL A	21256		730,781

	MONSTER BEVERAGE CORP NEW COM	95650		4,707,893

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MORGAN STANLEY COM STK USD0.01	203933		8,085,943

	MRC GLOBAL INC COM	127046		1,553,773

	MUELLER WTR PRODS INC COM SER A STK	138207		1,257,684

	MURPHY USA INC COM	19652		1,506,129

	NATIONAL BK HLDGS CORP CL A COM STK	39438		1,217,451

	NATIONAL GEN HLDGS CORP COM	65739		1,591,541

	NATIONAL VISION HLDGS IN COM	16239		457,453

	NATURAL GAS SVCS GROUP INC COM	10784		177,289

	NEENAH INC COM USD0.01	5473		322,469

	NETFLIX INC COM STK	49644		13,287,713

	NEWS CORP COM CL A	194509		2,207,677

	NEXSTAR MEDIA GROUP INC CL A	32447		2,551,632

	NIELSEN HOLDINGS PLC COMSTK	127952		2,985,120

	NIKE INC CL B	53500		3,966,490

	NISOURCE INC COM	183260		4,645,641

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	NORTHERN TR CORP COM	11100		927,849

	NORTHROP GRUMMAN CORP COM	33740		8,262,926

	NUCOR CORP COM	17800		922,218

	NVENT ELECTRIC PLC COM USD0.01 WI	26900		604,174

	NXP SEMICONDUCTORS N V COM STK	7700		564,256

	OCCIDENTAL PETROLEUM CORP	50900		3,124,242

	OCEANFIRST FINL CORP COM	56952		1,281,990

	OLLIES BARGAIN OUTLET HLDGS INC COM	13522		899,348

	OMNICELL INC COM	14402		881,978

	PAC PREMIER BANCORP COM	54227		1,383,873

	PACCAR INC COM	15000		857,100

	PALO ALTO NETWORKS INC COM USD0.0001	21600		4,068,360

	PAYLOCITY HLDG CORP COM	12987		781,947

	PAYPAL HLDGS INC COM	68516		5,761,510

	PEAPACK-GLADSTONE FINL CORP COM	3572		89,943

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PENTAIR PLC COM STK	20400		770,712

	PEPSICO INC COM	14200		1,568,816

	PERFORMANCE FOOD GROUP CO COM	28232		911,047

	PETIQ INC COM CL A	7521		176,518

	PFIZER INC COM	155547		6,789,627

	PG& E CORP COM	51168		1,215,240

	PHILIP MORRIS INTL COM STK NPV	112884		7,536,136

	PLANET FITNESS INC CL A	13501		723,924

	PNC FINANCIAL SERVICES GROUP COM STK	26800		3,133,188

	POLYONE CORP COM	24219		692,663

	POTLATCHDELTIC CORPORATION	40408		1,278,509

	PPG IND INC COM	3800		388,474

	PRIMERICA INC COM	23878		2,333,119

	PROVIDENCE SVC CORP COM STK	23965		1,438,379

	PUMA BIOTECHNOLOGY INC COM	14140		287,749

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	PVTPL & UBER TECHNOLOGIES IN CLASS A COMMON STOCK T-ROWE PRICE ONLY	176		5,803

	PVTPL CYMABAY THERAPEUTICS INC COM	27439		215,945

	Q2 HLDGS INC COM	15840		784,872

	QUALCOMM INC COM	108100		6,151,971

	RAPID7 INC COM	10346		322,381

	RAYONIER INC REIT	66589		1,843,849

	RED HAT INC COM	52718		9,259,390

	REGAL BELOIT CORP COM	10007		700,900

	REGENERON PHARMACEUTICALS INC COM	9250		3,454,875

	REGENXBIO INC COM	6503		272,801

	REGIS CORP MINN COM	98777		1,674,270

	RENASANT CORP COM	14738		444,793

	RESTAURANT BRANDS INTL INC COM NPV	52487		2,745,070

	REX AMERICAN RESOURCES CORP	11173		760,993

	RIVIERA RES INC	96030		1,517,274

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ROAN RESOURCES INC COM USD0.001 CL A	95959		804,136

	ROSS STORES INC COM	59150		4,921,280

	S.W. AIRL CO COM	25400		1,180,592

	SAIA INC COM STK	12529		699,369

	SALESFORCE COM INC COM STK	112451		15,402,413

	SAREPTA THERAPEUTICS INC COM	15100		1,647,863

	SCHWAB CHARLES CORP COM NEW	173321		7,198,021

	SELECT MED HLDGS CORP COM	52337		803,373

	SEMPRA ENERGY INC COM STK	34002		3,678,676

	SEMTECH CORP COM	16763		768,919

	SERVICENOW INC	76313		13,587,530

	SIMPSON MFG INC COM	56771		3,073,014

	SL GREEN RLTY CORP COM STK	22317		1,764,828

	SMART GLOBAL HOLDINGS INC COMN STOCK	21530		639,441

	SOTHEBYS HLDGS INC CL A (DE)	16432		653,008

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	SOUTHERN CO COM STK	147964		6,498,579

	SPECTRUM BRANDS HLDGS INC COM USD0.01	30233		1,277,344

	SPECTRUM PHARMACEUTICALS INC COM	27743		242,751

	SPIRIT AEROSYSTEMS HLDGS INC CL A	30504		2,199,033

	SPLUNK INC COMSTK COM USD0.001	66350		6,956,798

	STAMPS COM INC COM NEW	5247		816,643

	STATE STR CORP COM	62749		3,957,579

	STERICYCLE INC COM	36002		1,320,913

	STRYKER CORP	57721		9,047,767

	SUPERNUS PHARMACEUTICALS INC COM STK	11280		374,722

	TCF FNCL CORP COM	39028		760,656

	TD AMERITRADE HLDG CORP COM STK	63492		3,108,568

	TE CONNECTIVITY LTD	7100		536,973

	TELADOC HEALTH INC	17315		858,305

	TELEFONICA SA EURI	232097		1,947,196

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	TENNANT CO COM	5162		268,992

	TESLA INC COM USD0.001	15778		5,250,918

	TEXAS INSTRUMENTS INC COM	24300		2,296,350

	TFS FINL CORP COM STK	71643		1,155,602

	THE TRADE DESK INC COM CL A	4806		557,784

	THERAPEUTICSMD INC COM	58294		222,100

	TILE SHOP HLDGS INC COM	41045		224,927

	TOPBUILD CORP COM	11238		505,710

	TOTAL EUR2.5	126952		6,701,881

	TRANSCANADA CORP COM STK	124200		4,433,940

	TRISTATE CAP HLDGS INC COM	34353		668,509

	TRIUMPH BANCORP INC COM	26534		788,060

	TWENTY-FIRST MANDATORY EX 2W1KA52 TWENTY-FIRST CENTU 03-19-19	165100		7,888,478

	TYSON FOODS INC CL A COM (DELAWARE)	75000		4,005,000

	U S SILICA HLDGS INC	19006		193,481

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	ULTRAGENYX PHARMACEUTICAL INC COM	4478		194,703

	UNIT CORP COM	19817		282,987

	UNITED CMNTY BK BLAIRSVILLE GA COM	31609		678,329

	UNITED PARCEL SVC INC CL B	42100		4,106,013

	UNITEDHEALTH GROUP INC COM	52284		13,024,990

	URBAN EDGE PPTYS COM	27443		456,103

	US BANCORP	98660		4,506,020

	VERIZON COMMUNICATIONS COM	126331		7,092,531

	VERTEX PHARMACEUTICALS INC COM	42745		7,083,274

	VIA VI SOLUTIONS INC COM NPV	41913		421,226

	VIRTUS INVT PARTNERS INC COM	19312		1,533,592

	VISA INC COM CL A STK	242866		32,043,740

	VMWARE INC CL A COM	48160		6,604,181

	VONAGE HLDGS CORP COM	91011		794,526

	VULCAN MATERIALS CO COM	15700		1,551,160

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	WADDELL & REED FINL INC CL A COM	43200		781,056

	WALMART INC COM	38300		3,567,645

	WALT DISNEY CO	10700		1,173,255

	WASH FED INC COM	61653		1,646,752

	WASTE CONNECTIONS INC COM	45500		3,378,375

	WATTS WTR TECHNOLOGIES INC	12784		824,952

	WEIGHT WATCHERS INTL INC NEW COM	13799		531,951

	WELLCARE HLTH PLANS INC COM	9870		2,330,208

	WELLS FARGO & CO NEW COM STK	224780		10,357,862

	WESBANCO INC COM	9878		362,424

	WESTN DIGITAL CORP COM	14000		517,580

	WEYERHAEUSER CO COM	85659		1,872,506

	WILLIS TOWERS WATSON PLC COM USD0.000115	12058		1,831,128

	WOODWARD INC COM	16220		1,204,984

	WORKDAY INC CL A COM USD0.001	42484		6,783,845

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	WORTHINGTON INDS INC COM	16047		559,077

	WRIGHT MEDICAL GROUP NV EUR0.03	38497		1,047,888

	XENIA HOTELS & RESORTS INC COM	56183		966,348

	YETI HLDGS INC COM	11284		167,455

	ZIMMER BIOMET HLDGS INC COM	3000		311,160

	ZOGENIX INC COM NEW	9257		337,500

	Total Value of Interest in Common Stocks			$1,294,021,719
	Value of Interest in Registered Investment Companies
	MFC ISHARES TR RUSSELL 2000 GROWTH ETF	7849		$1,318,632

	MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD	3034108		3,034,108

	Total Value of Interest in Registered Investment Companies			$4,352,740
	Value of Interest in Common/Collective Trust Funds
	*MFB NT COLLECTIVE AGGREGATE BOND INDEX FUND - NON LENDING	1378876		193,704,488

	MFO BLACKROCK LIFEPATH 2060 NL F	836280		9,931,163

	MFO BLACKROCK LIFEPATH INDEX 2020 NL FUND F	19532982		421,369,401

	MFO BLACKROCK LIFEPATH INDEX 2030 NL FUND F	15099719		368,498,061

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	MFO BLACKROCK LIFEPATH INDEX 2040 NL FUND F	6048792		162,525,597

	MFO BLACKROCK LIFEPATH INDEX 2050 NL FUND F	3325113		96,004,334

	MFO BLACKROCK LIFEPATH INDEX 2055 NON LENDING FD F	1614046		33,679,171

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2025 NL CL F	24601097		568,073,768

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2035 NL CL F	8434700		216,736,362

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT 2045 NL CL F	5169337		144,406,985

	MFO BLACKROCK LIFEPATH INDEX RETIREMENT NL CL F	20145849		379,342,304

	MFO BLACKROCK STRATEGIC COMPLETION NL FUND F	689504		7,309,364

	MFO PRIN GL INVS COLTV INVT TR DIV INTL EQ FD 50 BP FEE CL TIER III 742538101	821052		192,610,680

	*NT COLLECTIVE EXTENDED EQUITY INDEX FD -NONLENDING	834755		239,567,863

	*NT COLLECTIVE S&P500 INDEX FUND-DC-NON LENDING (TIER J)	66635		583,266,636

	*NTGI COLTV GOVT STIF REGISTERED	7898705		7,898,705

	WELLS FARGO BLACKROCK STIF S	77569815		77,708,131
	Total Value of Interest in Common/Collective Trust Funds			$3,702,633,013

	Fair Value of Interest in Synthetic Security-Backed Investment Contracts
	American General Life Ins. Co., #1629650			$200,407,779

See Report of Independent Registered Certified Public Accounting Firm

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (In Shares/Par Value Except Notes Receivable from Participants)	(d) Cost	(e) Value
	Pacific Life Ins. Co., #G-27236.01.0001			235,173,854

	Prudential Life Ins. Co., #GA-62487			204,407,390

	State Street Bank and Trust, #105004			209,150,734

	Transamerica Premier Life Ins. Co., #MDA01077TR			232,609,451
	Total Fair Value of Interest in Synthetic Security-Backed Investment Contracts			$1,081,749,208

	Value of Interest in Corporate Bonds & Debentures
	AXA SA 7.25% 05-15-2021	682000		$594,657
	PVTPL MATTEL INC 144A 6.75% 31-2025	1287000		1,148,248
	Total Value of Interest in Corporate Bonds & Debentures			$1,742,905
	Value of Interest in Partnerships
	MLP LANDMARK INFRASTRUCTURE PARTNERS LP COM UNIT LTD PARTNER INT	23026		$265,490
	Total Value of Interest in Partnerships			$265,490
	Value of Interest in Notes Receivable from Participants
	*PARTICIPANT LOAN ASSET-HARRIS CORP. (4.25% to 9.25%)			$54,967,712
	Total Value of Interest in Notes Receivable from Participants			$54,967,712
	Value of Interest in Brokerage Window Account
	BROKERAGE WINDOW ACCOUNT	1		$37,088,717
	Total Value of Interest in Brokerage Window Account			$37,088,717
	GRAND TOTAL			$6,210,656,421
Note: Cost information has not been included in column (d) because all investments are participant-directed.

*	Party-in-interest to the Plan

See Report of Independent Registered Certified Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Harris Corporation Retirement Plan Employee Benefits Committee, as Plan Administrator

By:	/s/ James P. Girard
James P. Girard, Chairperson
Date: June 25, 2019

EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference of our report dated June 28, 2018, relating to our audit of the Harris Corporation Retirement Plan’s (the “Plan”) statement of net assets available for benefits as of December 31, 2017, which appears in this Annual Report on Form 11-K, in Registration Statement No. 333-222821 on Form S-8.
/s/ Carr, Riggs & Ingram, LLC
Clearwater, Florida
June 25, 2019

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference of our report dated June 25, 2019, relating to our audit of the Harris Corporation Retirement Plan’s (the “Plan”) financial statements and supplemental schedule as of and for the year ended December 31, 2018, which appears in this Annual Report on Form 11-K in Registration Statement No. 333-222821 on Form S-8.
/s/ Buchbinder Tunick & Company LLP

Bethesda, MD
June 25, 2019